Exhibit 4.15

URANIUM ENERGY CORP.
9801 Anderson Mill Road, Suite 230, Austin, Texas 78750

______________________________________________________________________________

March 28, 2007

Mr. FRED HOLLEY and Mr. MARTY HOLLEY and BETTY HOLLEY
Each c/o ◆

Dear Gentlemen:

Re:

Option to Acquire certain Assets by Uranium Energy Corp. (the "Optionee")
from Mr. Fred Holley and Mr. Marty Holley (collectively, the "Optionor")
OPTION TO PURCHASE ASSETS

          The Optionor is the 100% legal, registered and beneficial owner of a certain unencumbered mineral property claim and state lease interests, which are located in Colorado, Utah and New Mexico (each a "Mineral Claim"), together with a certain database containing various drilling, logging, mapping and reports respecting the subject Mineral Claims (collectively, the "Database"), and together with certain drilling rig equipment (collectively, the "Drilling Rig Equipment"); an initial listing of such Mineral Claims, Database and Drilling Rig Equipment (collectively, the "Assets") being set forth in Schedule "A" which is attached to this letter agreement (the "Agreement"); and the Optionor and the Optionee being, collectively, the "Parties" herein.

          The purpose of this Agreement is to set forth the mutual intentions and understandings of the Parties regarding the within granting by the Optionor to the Optionee of an exclusive option to acquire, subject to the "Royalty" (as hereinafter defined) provided for herein, a 100% legal and beneficial interest in and to the unencumbered Assets (the "Option"). This Agreement is not a letter of intent but a binding agreement imposing obligations on the Parties and acknowledging that this Agreement supersedes and replaces all prior agreements or understandings between the Parties hereto.

1.        Option transaction.

1.1      Option to purchase the Assets. In order to keep the right and Option granted to the Optionee in respect of the Assets in good standing and in force and effect during the Option period hereof (the "Option Period"); the Option Period being a period of two years and five business days from the "Effective Date" (as hereinafter defined) hereof; the Optionee shall be obligated to provide the following cash payments (each an "Option Price Payment"), the following regulatory filing fees and reimbursements (each an "Option Price Reimbursement Payments") and the following Mineral Claim maintenance payments (each an "Option Price Maintenance Payment"); and the Option Price Payments, the Option Price Reimbursement Payments and the Option Price Maintenance Payments being, collectively, the "Option Price" herein) to the Optionor in the following manner prior to the end of the Option Period in this instance:

(a)       Option Price Payments: pay to the order and direction of the Optionor the following Option Price Payments in the aggregate sum of U.S. $1,400,000.00 during the Option Period and in the following manner:

(i)       an initial and non-refundable Option Price Payment of U.S. $25,000.00 (the "Initial Option Price Payment") prior to the execution date of this Agreement by each of the Parties hereto (such date being the "Execution Date" herein; and which Option Price Payment is hereby acknowledged as already having been made by the Optionee to the Optionor prior to the Execution Date hereof);

(ii)      a further and refundable Option Price Payment of U.S. $100,000.00 upon the Execution Date of this Agreement by the Optionor (the "Drilling Rig Equipment Payment"; and which Drilling Rig Equipment Payment will be secured by the "Promissory Note" (as hereinafter defined) to be provided from the Optionor to the Optionee commensurate with said Drilling Rig Equipment Payment);

(iii)     a further and non-refundable Option Price Payment of U.S. $475,000.00 on or before the five business days of the Effective Date (as hereinafter defined);

(iv)      a further and non-refundable Option Price Payment of U.S. $500,000.00 on or before the date which is the first anniversary date of the Effective Date; and

(v)       a final and non-refundable Option Price Payment of U.S. $400,000.00 on or before the date which is the second anniversary date of the Effective Date;

(b)       Option Price Reimbursements Payments: pay or provided to the order and direction of the Optionor the following and non-refundable Option Price Reimbursements Payments in the aggregate sum of U.S. $94,690.00 during the Option Period and in the following manner:

(i)       an initial Option Price Reimbursement Payment of U.S. $76,330.00 to the Bureau of Land Management (the "BLM"); and representing certain outstanding regulatory filing fees of the Optionor to the BLM; will be provided by the Optionee to the Optionor within five calendar days of the Execution Date; and

(ii)      a final Option Price Reimbursement Payment of U.S. $18,360.00; and representing certain BLM NOITL regulatory filing fees having already been advanced by the Optionor to the BLM; will be provided by the Optionee to the order and direction of the Optionor within five calendar days of the Execution Date; and

(c)       Option Price Maintenance Payments: pay, or cause to be paid, to or on the Optionor's behalf as the Optionee may determine, in the Optionee's sole and absolute discretion, all underlying option, regulatory and governmental fees, payments and assessment work required to keep the Mineral Claims and Database interests comprising the Assets and any underlying option agreements respecting any of the Mineral Claims and Database interests comprising the Assets in goodstanding during the Option Period of this Agreement.

          For the purposes of securing the exact details of and due diligence respecting the within Drilling Rig Equipment prior to the Effective Date hereof, it is hereby acknowledged and agreed that, prior to the Optionee's decision to continue with the within Option after the Effective Date, the Drilling Rig Equipment Payment will be secured for repayment to the Optionee by the Optionor by way of a demand promissory note for the full value of said Drilling Rig Equipment Payment (the "Promissory Note") advanced upon the Execution Date hereof; and which Promissory Note will become null and void and, correspondingly, the Drilling Rig Equipment Payment non-refundable, should the Optionee determine to continue with the Option after the Effective Date hereof.

1.2      Termination of Option. The Option shall terminate upon five-calendar days' prior written notice being first being provided by the Optionor to the Optionee:

(a)       if the Optionee fails to make any of the required Option Price Payments to the order and direction of the Optionor in accordance with section 1.1(a) hereinabove within the time periods specified in section 1.1(a);

(b)       if the Optionee fails to make the required Option Price Reimbursement Payments to the order and direction of the Optionor in accordance with section 1.1(b) hereinabove within the time periods specified in section 1.1(b); or

(c)       if the Optionee fails to make the required Option Price Maintenance Payments in accordance with section 1.1(c) hereinabove.

1.3      Right of Optionee to terminate Option. Prior to the exercise of the Option the Optionee may terminate the Option by providing a notice of termination to the Optionor in writing of its desire to do so at least 30 calendar days prior to its decision to do so. After such 30-calendar days' period the Optionee shall have no further obligations, financial or otherwise, under this Agreement, except that the provisions of section 1.5 hereinbelow shall become immediately applicable to the Optionee upon providing such notice of termination to the Optionor.

1.4      Termination of Option and no interest acquired in the Assets. If the Option is so terminated in accordance with either of sections 1.2 or 1.3 hereinabove, then the Optionee shall have no right, entitlement or interest, legally or equitably, in and to any of the Assets, and (i) any Option Price payments or reimbursement(s) theretofore made to the Optionor by the Optionee shall continue to be non-refundable, for which the Optionee shall have no recourse whatsoever.

1.5      Obligations upon termination of the Option. If the Option is terminated, otherwise than upon the exercise thereof, then the Optionee shall deliver at no cost to the Optionor, within 30 calendar days of such termination, all originals and all copies of any materials comprising the Assets and including, without limitation, all reports, maps, assay results and other relevant technical data compiled by or in the possession of the Optionee with respect to the interests comprising the Assets and not theretofore already furnished to the Optionor.

1.6      Deemed exercise of Option. At such time as the Optionee has made each of the required Option Price payments and reimbursements in accordance with section 1.1 hereinabove, within the Option Period and the time periods as specified in section 1.1, then the Option shall be deemed to have been exercised by the Optionee, and the Optionee shall have thereby, in accordance with the terms and conditions of this Agreement and without any further act required on its behalf, acquired, subject to the underlying "Royalty" (as hereinafter defined), a 100% legal and beneficial and unencumbered interest in and to the Assets.

1.7      Right of First Refusal for Optionor drilling services. At any time during the Option Period and thereafter the Optionee shall have the sole and exclusive right and option, exercisable at any time, in its sole and absolute discretion, and at such commercially competitive consulting rates as may be reasonably agreed upon by each of the Parties hereto from time to time, to employ either the Optionor, and the Optionor's authorized affiliates or associates, as the case may be, on an exclusive basis to provide any and all required drilling services in connection with any of the Mineral Claim property interests comprising the Assets under Option hereunder. Any dispute under this section shall be decided by arbitration as provided for in the Agreement.

2.        Royalty and the Right to Purchase Royalty.

2.1      Royalty. At any time during the Option Period and thereafter; however, subject to section 2.2 hereinbelow; and as a condition to the due and complete exercise of the within Option by the Optionee in accordance with the terms and conditions of this Agreement, the Optionee will be obligated to pay to the order and direction of the Optionor an overriding royalty (in each case being a "Royalty" herein) in connection with any uranium which is produced and sold in relation to any Mineral Claim property interest comprising the Assets under Option hereunder equal to the following and in the following manner:

(a)       a two percent (2%) Royalty of the gross proceeds received by the Optionee from the sale of any uranium and vanadium from any Mineral Claim property interests located in Utah and comprising the Assets hereunder;

(b)       a two percent (2%) Royalty of the gross proceeds received by the Optionee from the sale of any uranium and vanadium from any Mineral Claim property interests located in either Colorado or New Mexico and comprising the Assets when the 30-calendar day previous average uranium spot price is then less than equal to U.S. $90.00 per pound; and

(c)       a three percent (3%) Royalty of the gross proceeds received by the Optionee from the sale of any uranium and uranium from any Mineral Claim property interests located in either Colorado or New Mexico and comprising the Assets when the 30-calendar day previous average uranium spot price is then greater than U.S. $90.00 per pound.

                       For the purposes of calculating and paying the subject Royalty the following provisions shall apply:

(i)       the Optionee shall give notice to the Optionor of the date on which uranium is first mined or extracted from any of the Mineral Claim property interests;

(ii)      the amount of the Royalty payable to the Optionor shall be calculated by the Optionee each quarter and at the end of such quarter and shall be paid to the Optionor on or before the last day of the next following quarter. Any adjustments in the payment of the Royalty hereunder arising out of an audit referred to in paragraph "(iv)" hereinbelow shall be made and paid at that time;

(iii)     for the purposes of calculating the amount of the Royalty payable to the Optionor hereunder only, if, after the date that uranium is first mined or extracted from any of the Mineral Claim property interests, the Optionee sells any uranium to one of its subsidiaries or affiliates, and if the sale price of such uranium is not negotiated on an arm's length basis, the Optionee shall, for the purposes of calculating the Royalty only, and notwithstanding the actual amount of such sale price, add to the proceeds from the sale of such uranium an amount which would be sufficient to make such sale price represent a reasonable net sale price for such uranium as if negotiated at pertinent circumstances (including, without limitation, then current market conditions relating to uranium);

(iv)      the Optionee shall by notice inform the Optionor of the quantum of such reasonable net sale price and if the Optionor does not object thereto within 30 calendar days after receipt of such notice, said quantum shall be final and binding for the purposes of this paragraph;

(v)       on or before the last day of each quarter of each year after uranium is first mined or extracted from any of the Mineral Claim property interests the Optionee shall deliver to the Optionor a statement indicating, in reasonable detail, as of the last day of the immediately preceding quarter, the calculation of the Royalty and the aggregate Royalty payable for such quarter;

(vi)      the Optionee agrees to maintain for each operation on any of the Mineral Claim property interests up-to-date and complete records relating to the uranium and sales thereof and the Optionor or its agents shall have the right at all reasonable times, including for a period of 12 months following the expiration or termination of the Agreement, to inspect such records and make copies thereof at its own expense for the purpose of verifying the amount of the Royalty payments to be made by the Optionee to the Optionor pursuant hereto. The Optionor shall have the right at its own expense to have such accounts audited by independent auditors once each year, and if the Optionor's audit reveals a shortfall of any nature whatsoever, the cost of such audit shall be borne by the Optionee;

(vii)     the Optionee shall have an audited statement prepared by its auditors for each year with respect to the Royalty payable to the Optionor hereunder, by the 31st day of March in the following year, and the Optionee shall forthwith deliver a copy of such statement to the Optionor; and

(viii)    all the Royalty payments shall be considered final and in full satisfaction of all obligations of the Optionee making the same in respect thereof if such payments or the calculations in respect thereof are not disputed by the Optionor within 60 calendar days after receipt by the Optionor of the audited statement referred to in paragraph "(vii)" hereinabove. Any disputes under this paragraph shall be decided by arbitration as provided for in the Agreement.

2.2      Right to Purchase Royalty. At any time during the Option Period and thereafter the Optionee shall have the sole and exclusive right and further option, exercisable at any time, in its sole and absolute discretion; however, subject at all times, to the Royalty then due and payable having been paid in full to the Optionor; to acquire such portion of the Royalty interest which is otherwise then applicable from the Optionee to Optionor hereunder at a Royalty purchase price of U.S. $300,000.00 for each one percent (1%) percentage interest which is then applicable under the terms of section 2.1 hereinabove (each a "Royalty Purchase Price"); with any such Royalty Purchase Price to be due and payable by the Optionee to the order and direction the Optionor within five calendar days of the Optionee's election to do so; failing any such then Royalty Purchase Price payment by the Optionee to the Optionor the required Royalty Purchase Price payment shall then increase by twenty-five percent (25%) upon each occurrence of default on behalf of the Optionee to make any such Royalty Purchase Price payment hereunder.

3.        Due Diligence and the Effective Date hereof.

3.1      From the date of the Optionor's acceptance of this Agreement and for a period of 30 calendar days thereafter the Optionee may conduct due diligence investigations in respect of the Optionor and its Assets (such period in time being the "Optionee's Due Diligence Period" herein). For purposes of such investigations the Optionor will give to the Optionee and its agents and representatives on the Execution Date full access to its Assets and all books, records, financial and operating data and other information concerning the Assets as the Optionee and its agents and representatives may reasonably request. If, at any time during the Optionee's Due Diligence Period, the Optionee determines that it is not satisfied, in its sole discretion, with the results of such investigations, it may elect not to proceed with the transactions contemplated hereby. In such instance the Optionee will notify the Optionor of such fact and thereupon this Agreement and the Option will terminate and the Parties hereto will have not further obligations hereunder except the obligations set forth in section 4 below. For the purposes of this Agreement, "Effective Date" means the day upon which the Optionee's Due Diligence Period ends hereunder.

4.        Closing and the Transfer of Asset interests.

4.1      Closing. The final closing (the "Closing") of the within purchase and delivery of the Assets, together with all of the transactions contemplated by this Agreement, shall occur on the day which is not greater than five business days following the due and complete exercise of the Option herein in accordance with section 1.6 herein, or on such earlier or later closing date (the "Closing Date") as may be agreed to in advance and in writing by each of the Parties hereto, and will be closed at the offices of the Optionor, located at 9801 Anderson Mill Road, Suite 230, Austin, Texas, U.S.A., 78750, at 2:00 p.m. (Austin, Texas, time) on the Closing Date. If the Closing Date has not occurred by June 30, 2009 this Agreement will be terminated and unenforceable unless the Parties hereto agree in writing to grant an extension of the Closing Date.

4.2      Transfer of Asset interests. At such time as the Optionee has made each of the required Initial Option Price Payment, the Equipment Rig Equipment Payment and the Option Price Reimbursements Payments in accordance with the Option Period time periods as specified in section 1.1 hereinabove, then, and for the purposes, in part, of allowing the Optionee to further explore, develop and potentially finance the various Assets hereunder, the Optionor shall then cause a 100% legal, beneficial, registered and unencumbered interest in and to the Assets to be transferred to the Optionee subject only to the remaining terms and conditions of this Agreement which may continue to be registered as against such Asset interests hereunder and until the final Closing Date.

4.3      Copy of the Assets. The Optionor may retain one copy of the Assets for its internal use. The Optionor will not disclose the Assets or any portion thereof or any information or data that is a part thereof to any entity not a party to this Agreement without obtaining the Optionee's prior written consent. The Optionee may in its sole discretion withhold giving its consent to any such proposed disclosure.

5.        Disclosure.

5.1      Due diligence. Each Party may in a reasonable manner carry out such investigations and due diligence as to the other Party, at all times subject to the confidentiality provisions hereinbelow, as each Party deems necessary. In that regard the Parties agree that each shall have full and complete access to such documents and materials of the other Party as they, or their respective counsel, may deem reasonable and necessary to conduct an adequate due diligence investigation of each such Party, its respective operations and financial condition prior to the Closing Date.

5.2      Non-disclosure. Subject to the provisions hereinbelow, the Parties, for themselves, their officers, directors, shareholders, consultants, employees and agents agree that they each will not disseminate or disclose, or knowingly allow, permit or cause others to disseminate or disclose to third parties who are not subject to express or implied covenants of confidentiality, without the other Party's express written consent, either: (i) the fact or existence of this Agreement or discussions and/or negotiations between them involving, inter alia, possible business transactions; (ii) the possible substance or content of those discussions; (iii) the possible terms and conditions of any proposed transaction; (iv) any statements or representations (whether verbal or written) made by either Party in the course of or in connection with those discussions; or (v) any written material generated by or on behalf of any Party and such contacts, other than such disclosure as may be required under applicable securities legislation or regulations, pursuant to any order of a Court or on a "need to know" basis to each of the Parties respective professional advisors. Notwithstanding the provisions of this section, the Parties agree to make such public announcements of this Agreement promptly upon its execution in accordance with the requirements of applicable securities legislation and regulations.

6.        General provisions.

6.1      Assignment and amendment. No Party may sell, assign, pledge or mortgage or otherwise encumber all or any part of its interest herein without the prior written consent of the other Party hereto. This Agreement and any provision thereof may only be amended in writing and only by duly authorized signatories of each of the respective Parties hereto.

6.2      Arbitration. The Parties agree that all questions or matters in dispute with respect to this Agreement shall be submitted to arbitration pursuant to the terms hereof. It shall be a condition precedent to the right of any Party to submit any matter to arbitration pursuant to the provisions hereof that any Party intending to refer any matter to arbitration shall have given not less than five calendar days' prior written notice of its intention to do so to the other Party together with particulars of the matter in dispute. On the expiration of such five calendar days the Party who gave such notice may proceed to refer the dispute to arbitration as provided for herein. The Party desiring arbitration shall appoint one arbitrator, and shall notify the other Party of such appointment, and the other Party shall, within five calendar days after receiving such notice, appoint an arbitrator, and the two arbitrators so named, before proceeding to act, shall, within five calendar days of the appointment of the last appointed arbitrator, unanimously agree on the appointment of a third arbitrator, to act with them and be chairperson of the arbitration herein provided for. If the other Party shall fail to appoint an arbitrator within five calendar days after receiving notice of the appointment of the first arbitrator, and if the two arbitrators appointed by the Parties shall be unable to agree on the appointment of the chairperson, the chairperson shall be appointed under the provisions of the Rules of the American Arbitration Association (collectively, the "Arbitration Rules"). Except as specifically otherwise provided in this section, the arbitration herein provided for shall be conducted in accordance with such Arbitration Rules. The chairperson shall fix a time and place in Austin, Texas, for the purpose of hearing the evidence and presentations of the Parties, and he shall preside over the arbitration and determine all questions of procedure not provided for under such Arbitration Rules or this section. After hearing any evidence and presentations that the Parties may submit, the arbitrators shall make an award and reduce the same to writing, and deliver one copy thereof to each of the Parties. The award only shall be for the direct actual damages incurred by the Party and shall not include any indirect, special, exemplary, or punitive damages whether based on breach of contract, tort or other theory of law. The expense of the arbitration shall be paid as specified in the award. The Parties agree that the award of a majority of the arbitrators shall be final and binding upon each of them.

6.3      Notice. Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be sent by prepaid registered mail deposited in a post office addressed to the Party entitled to receive the same, or delivered to such Party, at the address for such Party specified above. The date of receipt of such notice, demand or other communication shall be the date of delivery thereof if delivered, or, if given by registered mail as aforesaid, shall be deemed conclusively to be the third calendar day after the same shall have been so mailed, or 15 calendar days in the case of an addressee with an address for service in a country other than a country in which the Party giving the notice, demand or other communication resides, except in the case of interruption of postal services for any reason whatsoever, in which case the date of receipt shall be the date on which the notice, demand or other communication is actually received by the addressee. Either Party may at any time and from time to time notify the other Party in writing of a change of address and the new address to which notice shall be given to it thereafter until further change.

6.4      Entire Agreement. This Agreement constitutes the entire agreement to date between the Parties hereto and supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, between the Parties with respect to the subject matter of this Agreement.

6.5      Enurement. This Agreement will enure to the benefit of and will be binding upon the Parties, their respective heirs, executors, administrators and assigns.

6.6      Applicable law. The situs of this Agreement is Austin, Texas, U.S.A., and for all purposes this Agreement will be governed exclusively by and construed and enforced in accordance with the laws and Courts prevailing in the State of Texas, U.S.A.

6.7      Further assurances. The Parties hereto hereby, jointly and severally, covenant and agree to forthwith, upon request, execute and deliver, or cause to be executed and delivered, such further and other deeds, documents, assurances and instructions as may be required by the Parties hereto or their respective counsel in order to carry out the true nature and intent of this Agreement.

6.8      Severability and construction. Each article, section, paragraph, term and provision of this Agreement, and any portion thereof, shall be considered severable, and if, for any reason, any portion of this Agreement is determined to be invalid, contrary to or in conflict with any applicable present or future law, rule or regulation in a final unappealable ruling issued by any court, agency or tribunal with valid jurisdiction in a proceeding to any of the Parties hereto is a party, that ruling shall not impair the operation of, or have any other effect upon, such other portions of this Agreement as may remain otherwise intelligible (all of which shall remain binding on the Parties and continue to be given full force and agreement as of the date upon which the ruling becomes final).

6.9      Counterparts. This Agreement may be signed by the Parties hereto in as many counterparts as may be necessary, and via facsimile if necessary, each of which so signed being deemed to be an original and such counterparts together constituting one and the same instrument and, notwithstanding the date of execution, being deemed to bear the effective execution date as set forth on the front page of this Agreement.

          Acceptance and execution.

          Please acknowledge your acceptance of the terms and conditions of this Agreement by kindly executing the same in the space provided hereinbelow. This offer is only open for acceptance until 5:00 p.m. (Austin, Texas, time) on March 30, 2007, failing which this offer will be deemed to be null and void and of no further force and effect.

          Yours very truly,

          URANIUM ENERGY CORP.
          Per:
          /s/ Clyde L. Yancy
          __________________________________________________________
          Clyde L. Yancy, P.G., Authorized Signatory for the Optionee

          The within offer and terms of this Agreement are hereby accepted by the Optionor effective on this 28th day of March, 2007 (the Execution Date hereunder):

/s/ Fred Holley                                                                               /s/ Marty Holley
FRED HOLLEY                                   and                              MARTY HOLLEY

/s/ Betty Holley
BETTY HOLLEY

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Schedule A

          This is Schedule "A" to that certain letter Agreement as entered into between Uranium Energy Corp. (as the Optionee) and each of Messrs. Fred Holley and Marty Holley (as the Optionor) and respecting an Option to acquire certain Assets of the Optionor by the Optionee as detailed below.

Assets

Mineral Claims:

As listed hereinbelow:

Colorado:     Betty - 3 claims; Eagles - 29 claims; Gotchas - 15 claims; Boo's - 13 claims; Pick - 27 claims; Hoe - 8 claims; Shovel - 36 claims; and Ax - 27 claims;.

Utah:     Utah's - 21 claims; 2 State Sections; and

New Mexico:     Copper - 36 claims; Rabbit - 36 claims; Mole - 27 claims; Gopher - 36 claims; Cedar - 36 claims; Redcliff - 20 claims; Fox - 36 claims; Fir - 36 claims; Minx - 36 claims; Pine - 36 claims; Pinyon - 36 claims; Katy - 36 claims; Payday - 35 claims; and Angus - 36 claims.

Database:	As previously provided and as to be more particularly provided by the Optionor to the Optionee immediately after the Execution Date.
Drilling Rig Equipment:	As previously provided and as to be more particularly provided by the Optionor to the Optionee immediately after the Execution Date.

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